SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

 MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF - NY 2005, LLC; MP FALCON FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6,
   LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MACKENZIE PATTERSON SPECIAL
    FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND
    7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND, LLC; MACKENZIE
     SPECIFIED INCOME FUND, L.P.; MPF SPECIAL FUND 8, LLC; ACCELERATED HIGH
             YIELD INSTITUTIONAL FUND, LTD., L.P. AND C.E. PATTERSON
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

      Transaction                                            Amount of
      Valuation*                                             Filing Fee

      $7,125,000.00                                          $838.61

* For purposes of calculating the filing fee only. Assumes the purchase of 15,000 Units at a purchase price equal to $475 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $838.61
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed:  June 17, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of June 17, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF - NY 2005, LLC; MP FALCON FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF Special Fund 8, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P. (collectively the "Purchasers") to purchase up to 15,000 Units of limited partnership interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), the subject company, at a purchase price equal to $475 per Unit, less the amount of any distributions declared or made with respect to the Units between June 17, 2005 (the "Offer Date") and July 17, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated June 17, 2005*

         (a)(2) Letter of Transmittal*

         (a)(3) Form of Letter to Unit holders dated June 17, 2005*

         (a)(4) Notice of withdrawal from Care Associates, LLC Offer*

         (a)(5) Form of Letter to Unit holders dated June 29, 2005

         (b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 17, 2005.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 29, 2005

MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC; MPF - NY 2005, LLC; MP FALCON FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF SPECIAL FUND 8, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.

By:      /s/ Chip Patterson
         ---------------------------------------
         Chip Patterson, Vice President of Manager or General Partner of each filing person

C.E. PATTERSON

/s/ C.E. Patterson
---------------------------------------

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated June 17, 2005*

(a)(2)            Letter of Transmittal*

(a)(3)            Form of Letter to Unit holders dated June 17, 2005*

(a)(4)            Notice of withdrawal from Care Associates, LLC Offer*

(a)(5)            Form of Letter to Unit holders dated June 29, 2005

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 17, 2005.